

Mail Stop 3030

February 2, 2010

Via Facsimile and U.S. Mail

Mr. Jay Gottlieb
President
Reliability Incorporated
410 Park Avenue, 15th Floor
New York, NY   10022

> **RE:** **Reliability Incorporated**
> **Item 4.01 Form 8-K**
> **Filed December 30, 2009**
> **File No. 0-07092**

Dear Mr. Gottlieb:

We have reviewed your response letter dated January 22, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated December 30, 2009

Item 4-01. Changes in Registrant's Certifying Accountant

1.	We note your responses to prior comments 1 – 3 as well as the background information provided on the nature of the disagreement. In regard to this disagreement, please amend your report to comply with the disclosure requirements of Item 304(a)(1)(iv) of Regulation S-K for statements (B) and (C).

2.	Please refer to prior comment 4. We do not see where you have provided all the disclosure required by Item 304(b) of Regulation S-K. Please revise to provide the required disclosures, or otherwise tell us where you have provided the required disclosures.

3.	To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

General

4.	We note that you did not provide all of the acknowledgments previously requested. Please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5.	We note that your correspondence dated January 22, 2010 addresses our comments for two distinct and separate registrants. In responding to the comments above, please prepare and submit separate correspondences for each registrant.

*	*	*	*

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant